Exhibit 99.70

APHRIA’S AUSTRALIAN-BASED PARTNER ALTHEA RECEIVES MEDICAL CANNABIS LICENSE FOR CULTIVATION

Aphria maintains a 25% ownership interest in Althea and existing supply agreement

Leamington, Ontario — March 15, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that its Australian-based partner Althea Company Pty Ltd. (“Althea” or the “Australian Company”) was granted a Medical Cannabis License (the “License”) by the Australian Government’s Office of Drug Control (“Office of Drug Control”). The License provides Althea with authorization to cultivate medical cannabis, enabling the Australian Company to begin immediate construction on a state-of-the art greenhouse facility in Victoria.

Aphria currently holds a 25% ownership interest in Althea stemming from a A$2.5 million investment announced in January 2018. At the same time the Company announced an agreement with Althea to supply packaged co-branded cannabis oil and dried flower products for the Australian medical cannabis market, until such time as the Australian Company establishes domestic production. It is anticipated that Althea-produced medical cannabis will continue to be co-branded with Aphria, sustaining the Company’s brand presence in the Australian market.

“We are thrilled that our Australian partner has received its license to cultivate medical cannabis,” said Vic Neufeld, CEO of Aphria. “The Australian market continues to present attractive growth opportunities for Aphria and our shareholders, and we will continue working with Althea to realize the market’s potential and ensure that Australian patients have access to high-quality medical cannabis.”

The Medical Cannabis License is only one of 14 to be granted by the Office of Drug Control since the legalization of medical cannabis in Australia in November 2016.

“The fact that only 14 such licenses have been approved to date is testament to the hard work and dedication shown by all members of the organization,” said Josh Fegan, Managing Director of Althea. “Althea wish to acknowledge the professionalism and ongoing support received from Mr. Stoddart and his team at the Office of Drug Control, along with our Canadian partner Aphria, whose dedication to the Australian medicinal cannabis market is unrivalled.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-

grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

About Althea

Althea focuses on the supply of high-quality medicinal cannabis for eligible patients across Australia. Althea prides itself on patient care and will be the first cannabis company in the world to offer a complimentary concierge service, providing a simple pathway for healthcare professionals and patients to access medication. Upon approval of its medicinal cannabis licence, Althea will commence with the construction of a state-of-the-art greenhouse facility

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For further information please contact:

Joshua Fegan

Althea Health and Wellbeing

jfegan@althea.com.au

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.